Exhibit 3

SUMMARY OF TERMS FOR RESTRUCTURING OF DEBT OF NUR
MACROPRINTERS LTD.

Current Debt:	As of March 21, 2005, NUR Macroprinters Ltd. (the “Company”) had an outstanding credit facility in the amount of $23,025,000 to Bank Hapoalim B.M. (“BNHP”), $15,750,000 to Bank Leumi Le-Israel B.M. (“BLL”) and $4,430,000 to Israel Discount Bank Ltd. (“Discount”). Each of BNHP, BLL and Discount shall hereinafter be referred to as a “Bank” and shall collectively be referred to as the “Banks”. An amount that is equal to fifteen million U.S. Dollars ($15,000,000), such amount to be allocated between the above three Banks’ credit facilities in accordance with the numbers set forth in the table below (the “Converted Amount”), will be converted into Ordinary Shares and warrants pursuant to the terms herein. The Converted Amount will cease to accrue interest as of the date of this Term Sheet. The remaining portion of the above credit facilities of the Banks (twenty-eight million, two hundred and five thousand U.S. Dollars ($28,205,000)) shall be referred to (in the aggregate) as the “Non-Converted Amount”.

Debt Restructuring:	Upon the closing of the contemplated transactions (the “Closing”), the Converted Amount will be restructured as follows:

In lieu of each of their respective rights to receive repayment of the principal amount set forth next to each Bank’s name in the below table, each Bank shall convert such principal amount into: (i) the number of newly issued Ordinary Shares of the Company, par value NIS 1.00, each (the “Ordinary Shares”), set forth next to such Bank’s name in the below table, and (ii) a warrant to purchase the number of Ordinary Shares as set forth next to such Bank’s name in the below table, for no additional exercise price (the “Warrant”) of which a portion of the warrant, to purchase six million six hundred sixty seven thousands (6,667,000) Ordinary Shares, is subject to the Company Call Option (the Warrant Subject to the Company Call Option) and a portion of the warrant, to purchase thirteen million three hundred thirty three thousands (13,333,000) Ordinary Shares, is subject to the Inspire Call Option (the Warrant Subject to the Inspire Call Option).

Bank	Principal Amount being Converted	Number of Ordinary Shares to be Issued	Number of Ordinary Shares Purchasable by Exercise of the Warrant Subject to the Company Call Option	Number of Ordinary Shares Purchasable by Exercise of the Warrant subject to the Inspire Call Option
BNHP	$ 7,993,867	2,664,622	3,553,007	7,105,481
BLL	$ 5,468,117	1,822,706	2,430,396	4,860,427
Discount	$ 1,538,016	512,672	683,597	1,367,092
Total	$15,000,000	5,000,000	6,667,000	13,333,000

The Warrant Subject to the Company Call Option shall automatically, without any further approval of the Company or the other Banks, convert into Ordinary Shares on the earlier of the sixty (60) month anniversary of the Closing Date (as defined below), or (ii) thirty (30) days after the occurrence of a Triggering Event (as defined below).

Each Bank may exercise its Warrant Subject to the Inspire Call Option in whole or in part and without any further approval of the Company or the other Banks, commencing on the Closing (as defined below). Following the earlier of sixty (60) months following the Closing Date or thirty (30) days following the occurrence of a Triggering Event, the Warrant subject to the Inspire Call Option shall be automatically converted into Ordinary Shares.

Call Option:	The Company, shall have the right to purchase up to six million six hundred and sixty seven thousand (6,667,000) Ordinary Shares purchasable under the Warrant (or a portion thereof, provided that such portion of the Warrant shall be exercisable into at least one million (1,000,000) Ordinary Shares at a time) from the Banks for a price of sixty-five cents ($0.65) per Ordinary Share purchasable by the exercise of the Warrant (the “Company Call Option”). The Company Call Option shall be exercisable at any time, and from time to time, following the Closing Date and until the earlier of: (i) the sixty (60) month anniversary of the Closing Date, or (ii) immediately upon to the first occurrence of a Triggering Event (collectively, the “Company Call Expiration Date).

In addition, the Company shall have the right to purchase up to an additional thirteen million three hundred and thirty three thousand Ordinary Shares purchasable under the Warrant Subject to the Inspire Call Option, in case Inspire does not exercise the Inspire Call Option until the sixty (60) month anniversary of the Closing or upon the occurrence of a Triggering Event, as applicable.

Any exercise of the Company Call Option shall be effected pro-rata between BNHP, BLL and Discount.

Triggering Event shall mean:(i) the consummation of a Liquidation; or (ii) the consummation of a Deemed Liquidation.

Liquidation shall mean: (i) a bankruptcy, insolvency or reorganization proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, which is properly commenced by or against the Company, which proceedings are not lifted or stayed within ninety (90) days thereafter; (ii) a receiver or liquidator is appointed to all, or substantially all, of the Company’s assets which appointment is not lifted or stayed within ninety (90) days thereafter; or (iii) the Company enters into a stay of proceedings pursuant to Section 350 of the Companies Law, 5759 – 1999 which proceedings are not lifted within ninety (90) days (unless such period of time prejudices the rights of the Banks in which case the time period shall not apply).

Deemed Liquidation shall mean any of the following: (i) the sale, or other disposal of all, or substantially all, of the assets and business activity of the Company; (ii) the consummation of a sale of the Company’s securities by Inspire Investments Ltd. and/or any person or entity to whom Inspire Investments Ltd. has transferred securities of the Company Issued to it under the agreement with the Company dated December 29, 2004 as amended, (Inspire Investments Ltd. together with all such transferees are hereinabove and hereinafter referred to as Inspire), or a series of sales of the Company’s securities by Inspire, so that following such sale or series of sales of securities, Inspire holds less than 50% of the shares and warrants issued to it under the said agreement. and; (iii) in the event that the Company declares a dividend that equals to 50% or more of its profits for the four calendar quarters ending prior to the calendar quarter during which the Company has declared the dividend payment at any time following the Closing date prior to the expiration of the Company Call Option.

Sale of the Banks’ Shares:	In each calendar month until the second anniversary of the Closing Date, BNHP, BLL and Discount will not sell on the open market, a number of Ordinary Shares that constitutes a percentage of the then issued and outstanding share capital of the Company that is higher than the percentage set forth next to the name of such Bank below:

BNHP: 0.26645 percent;
BLL: 0.18225 percent; and
Discount: 0.05125 percent.

In addition, the above restriction shall cease to apply altogether in the event that the average trading price and trading volume of the Ordinary Shares of the Company during any period of at least 90 consecutive trading days are $2.00 per share and 20,000 shares per day, respectively. The above no-sale undertaking will be binding upon the Banks towards inspire also and will be deemed as a contract for the benefit of Inspire.

Registration Rights:	The Banks shall have the right at any time following the Closing Date to: (i) two demand registrations, provided, that such demand must request the registration of at least one (1) million shares; and (ii) unlimited piggyback registration rights, all subject to underwriters’ cutbacks.

Assignment, Sale and/or Transfer of the Banks’ Warrant:	Each Bank may, at any time and without the approval of the Company or the other Banks, but subject to the right of first refusal of the Company, assign, sell or transfer, the Warrant Subject to the Company Call Option (or any portion thereof) in a private transaction to any third party, provided that following such transaction the Warrant shall continue to remain subject to the Company Call Option and the transferee will assume all obligations of the Banks under this Term Sheet.

Prior to any assignment, sale or transfer of the Warrant (or any portion thereof) by any of the Banks to a third party (the “Warrant Transfer”), such Bank shall provide the Company and the other Banks with a notice detailing the Warrant Transfer and the terms of the Warrant Transfer (the “Warrant Transfer Notice”). Within twenty one (21) days of the provision of the Warrant Transfer Notice by the Bank, the Company shall notify each of the Banks in writing of its intention to purchase up to six million six hundred and sixty seven thousand Ordinary Shares purchasable under the Warrant (or portion thereof) on terms that are identical to the proposed terms of the Warrant Transfer as detailed in the Warrant Transfer Notice (the “Company Notification”). In the event that in the Company Notification, the Company stated that it intends to exercise its right to purchase the Warrant, the Company shall provide to such Bank (and the other Banks pro rata to the relative holdings of the Banks and to the extent so desired by each of the other Banks) all of the funds for the purchase of the Warrant within twenty one (21) days of the delivery of the Company Notification. In the event that the Company did not: (i) deliver the Company Notification to the Bank within twenty one (21) days from the provision of the Warrant Transfer Notice specifically stating its intention to purchase the Warrant from the Bank, or (ii) transfer the required funds for the purchase of the Warrant within twenty one (21) days of the delivery of the Company Notification, then notwithstanding the above, the Bank shall immediately have the right to consummate the assignment, sale or transfer of the Warrant to the third party on the same terms and conditions as were provided for in the Warrant Transfer Notice.

Subject to any duty or obligation imposed by any law or regulation applicable to the parties hereto, this term sheet is strictly confidential and the terms set forth herein are not to be divulged or transferred to any person or entity other than the Company, the Banks or Inspire.

General:	For avoidance of any doubt, the Non-Converted Amount ($28,205,000) shall be rescheduled under the provisions of mutually acceptable definitive agreements to be entered into between the Banks and the Company (the “New Long Term Debt Agreements”), which will supersede and replace the respective agreements currently governing such debt (the “Existing Agreements”). In addition, the Banks will waive the Company’s current failure to meet certain of the financial covenants of the Existing Agreements (subject to the entering into the New Long Term Debt Agreements).

Under the New Long Term Debt Agreements, a credit facility in an amount equal to the Non-Converted Amount shall be granted to the Company for a period of seven years, whereby portions of the principal of the Non-Converted Amount shall be repaid in quarterly installments of six-hundred thousand U.S. Dollars ($600,000), and the remainder of the principal of the Non-Converted Amount will be renewed at the end of each year provided that the Company is in compliance with the terms and conditions of the New Long Term Debt Agreements. In addition to the payment of the principal of the Non-Converted Amount as detailed above, the Company shall pay to the Banks accrued interest on the entire amount of the outstanding Non-Converted Amount.

Each Bank hereby agrees that, subject to the fulfillment of the closing conditions set forth below, the Company will be authorized to issue and grant (i) fifteen million three hundred eighty four thousand six hundred fifteen (15,384,615) Ordinary Shares to Inspire at a purchase price of sixty-five cent ($0.65) per share, (ii) a warrant to Inspire to purchase up to fifteen million three hundred eighty four thousand six hundred fifteen (15,384,615) Ordinary Shares at an exercise price of seventy-five cents ($0.75) per share, subject to adjustments as set forth in Amendment No. 1 to the SPA, (iii) a warrant to Dan Purjes to purchase three million (3,000,000) Ordinary Shares at an exercise price of seventy-five cents ($0.75) per share, provided, that such grant is approved by the Company’s shareholders, and (iv) the number of Ordinary Shares and Warrants issuable to the other Banks under this Term Sheet.

In addition and for the avoidance of doubt, the warrants currently held by each of the Banks set forth in the chart below shall not be a part of the restructuring of the Non-Converted Amount, and as such, shall not be subject to the terms herein.

Bank	Number of Ordinary Share Purchasable by Exercise of Warrant	Purchase Price of Warrant
BNHP	140,000	$ 0.34
BNHP	505,000	$ 0.62
BLL	100,000	$ 0.34
BLL	350,000	$ 0.62
BLL	50,000	$ 5.00
Discount	98,000	$ 0.62
Discount	27,000	$ 0.72

Conditions to Closing:	Closing of the transactions contemplated hereunder shall occur on a mutually agreeable date (the “Closing Date”) and is subject to: (i) the consummation of a $10,000,000 investment by Inspire Investments Ltd. in the Company under the share purchase agreement dated December 29, 2004, as amended, (ii) approval by the board of directors and investment or credit committees of each Bank, (iii) approval of the transactions contemplated hereunder by the Company’s board of directors and shareholders, and (iv) and the entering into definitive documentation relating to the terms and various agreements set forth in this document. In the event that all of the above closing conditions are not completed, to the satisfaction of the Banks, by the earlier of: (a) two weeks following the date of the publication of the Company’s financial statements for the year ended December 31, 2004, and (b) June 15, 2005, this Term Sheet and the obligations contemplated hereunder shall be null and void.

Expenses:	The Company shall be responsible for and shall bear the fees and expenses incurred in connection with the contemplated transactions by the Banks, including without limitation, legal, accounting and consulting fees and expenses up to $20,000 plus VAT thereon.

_________________________
NUR Macroprinters Ltd.

Name: _________________

Title: _________________

____________________________
Bank Leumi Le-Israel B.M.

Name:__________________
Title:___________________

Name:__________________
Title: __________________	_________________________
Bank Hapoalim B.M.

Name: ________________
Title: _________________

Name: ________________
Title: ________________
________________________
Israel Discount Bank Ltd.

Name:_______________
Title:________________

Name:_______________
Title: ________________